

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Scot A. Scheer
President
Big Time Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

Re: **Big Time Acquisition, Inc.**
        Amendment No. 1 to Form 10-12G
        Filed November 22, 2010
        File No. 000-54159

Dear Mr. Scheer:

    We have reviewed your responses to the comments in our letter dated November 3, 2010 and have the following additional comments.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Security Ownership of Certain Beneficial Owners and Management, page 11

1. We note your response to our prior comment 16 and reissue in part. In your table on page 11, it appears that LMIC, Inc. owns 10,000 shares of your common stock and that Mr. Scheer and Ms. DeNunzio have voting and investment control over these shares. Please include all of LMIC's shares of your common stock with Mr. Scheer's shares and Ms. DeNunzio's shares in the table or advise.

Directors, Executive Officers, Promoters and Control Persons, page 12

2. We note your response to our prior comment 17. Please revise to remove statements about Mr. Scheer's business experience that are subjective and cannot be measured. For example, on page 12, you state that Mr. Scheer "has been instrumental in growing the business."

3. Please delete the statement that Assisted Recovery, LLC is "one of the largest and most comprehensive psychiatric clinics in the New England area."

Executive Compensation, page 13

4. We note your response to our prior comment 21. Please revise to include the 45,000 shares of restricted stock issued to Mr. Scheer in fiscal year ended August 31, 2010 in a summary compensation table pursuant to Item 402 of Regulation S-K or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director